                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.     )*

                          HEALTH RISK MANAGEMENT, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   421935107
                                 (CUSIP Number)

                            MICHAEL S. MURRAY, ESQ.
                         FOWLER, WHITE, GILLEN, BOGGS,
                           VILLAREAL AND BANKER, P.A.
                                 P.O. BOX 1438
                             TAMPA, FLORIDA  33601
                                 (813) 228-7411
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                               SEPTEMBER 12, 1996
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              Page 1 of 10 Pages

- --------------------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.: 421935107                                                Page 2 of 10


                                                       SCHEDULE 13D
  1         NAME OF REPORTING PERSONS:  HEALTHPLAN SERVICES CORPORATION
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 133787901


  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                          (a)  / /
                                                                                                       (b)  /X/

  3         SEC USE ONLY


  4         SOURCE OF FUNDS*
            OO, WC, BK

  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                              / /

  6         CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

                     7        SOLE VOTING POWER
                              NONE
     NUMBER OF
       SHARES        8        SHARED VOTING POWER
    BENEFICIALLY              NONE
     OWNED BY
        EACH         9        SOLE DISPOSITIVE POWER
     REPORTING                NONE
    PERSON WITH
                     10       SHARED DISPOSITIVE POWER
                              850,462(1)

  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            850,462(1)

  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          / /

  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            20.3%

  14        TYPE OF REPORTING PERSON*
            HC, CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The shares of common stock of Health Risk Management, Inc. ("HRMI") covered by this report are subject to Support/Voting Agreements dated September 12, 1996, and described in Item 3 of this report. Nothing herein shall be deemed to be an admission by HealthPlan Services Corporation ("HPS") as to the beneficial ownership of any shares of Common Stock of HRMI, and HPS disclaims beneficial ownership of all shares of Common Stock of HRMI which may be voted under the Voting Agreements.



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CUSIP No.: 421935107                                               Page 3 of 10


         Item 1. Security and Issuer.

         This Schedule 13D relates to the common stock, $0.01 par value per share ("HRMI Common Stock"), of Health Risk Management, Inc. ("HRMI"), a Minnesota corporation. The principal executive offices of HRMI are located at 8000 West 78th Street, Minneapolis, Minnesota 55439.


         Item 2. Identity and Background.

         This Schedule 13D is filed by HealthPlan Services Corporation ("HPS"), a Delaware corporation. HPS, along with its newly acquired operating units, Consolidated Group, Inc., and Harrington Services Corporation, is a leading provider of managed care services to small businesses and large, self-insured organizations. Its services include distribution, enrollment, billing and collection, claims administration, and information reports and analysis on behalf of healthcare payors and providers, covering over three million members in the United States. HPS's clients include managed care organizations (health maintenance organizations, preferred provider organizations), integrated health care delivery systems, insurance companies, and health care purchasing alliances. The majority of HPS's in-force business utilizes managed care products, and substantially all of HPS's new business since October 1994 utilizes managed care products. HPS's principal executive offices are located at 3501 Frontage Road, Tampa, Florida 33607.

         All of the directors and executive officers of HPS, other than John R. Gunn and James G. Niven, are citizens of the United States. Messrs. Gunn and Niven are citizens of the United Kingdom. The name, business address and present principal occupation of each executive officer and director are set forth in Annex I to this Schedule 13D which is incorporated herein by this reference.

         During the last five years, to the best of HPS's knowledge, neither HPS nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which HPS or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

         Item 3.   Source and Amount of Funds or Other Consideration.

         This Statement relates to the execution of certain Support/Voting Agreements (the "Voting Agreements") by each of the persons set forth in Annex II to this Schedule 13D, which Annex II is incorporated herein by this reference. The Voting Agreements were entered into as an inducement to HPS to enter into the Plan and Agreement of Merger, dated September 12, 1996, among HPS, HealthPlan Services Alpha Corporation ("Subcorp") and HRMI (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the conditions set forth therein (including approval by the stockholders of HRMI and various regulatory agencies), HRMI will merge with and into Subcorp (the "Merger"), and each issued and outstanding share of Common Stock of HRMI will be converted into the right to receive $9.68603 in cash and 0.360208 of a share of HPS Common Stock, par value $0.01 per share, subject to adjustment under the circumstances described in the Merger Agreement, plus cash in lieu of fractional shares. No



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CUSIP No.: 421935107                                               Page 4 of 10


monetary consideration was paid by HPS to the persons set forth in Annex II for the Voting Agreements.

         Pursuant to the terms of the Voting Agreements, each of the persons set forth in Annex II has agreed (i) to vote all of the shares of HRMI Common Stock beneficially owned by such person or its affiliates or over which such person or any of its affiliates has voting power or control to approve the Merger and the Merger Agreement, (ii) not to vote such shares in favor of any other recapitalization, merger, consolidation or other business combination involving HRMI, or acquisition of any capital stock or any material portion of the assets (except for acquisitions of assets in the ordinary course of business consistent with past practice) of HRMI and (iii) not to, and not to permit any company, trust or other entity controlled by such person to, and not to permit any of its affiliates to, contract to sell, sell or otherwise transfer or dispose of any of such shares or any interest therein or securities convertible thereinto or any voting rights with respect thereto other than pursuant to the Merger without HPS's consent. Such persons in the aggregate are estimated to have voting power over approximately 20.3% of the outstanding shares of HRMI Common Stock, based upon 4,180,476 shares of HRMI Common Stock outstanding as of September 12, 1996, as represented by HRMI. HPS may hereafter enter into similar agreements with other holders of HRMI Common Stock. A copy of the form of Support/Voting Agreement, dated as of September 12, 1996, executed by such persons is included as Exhibit 99.1 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Support/Voting Agreement is qualified in its entirety by reference to such exhibit.

         Item 4.   Purpose of Transaction.

         As stated above, in connection with the execution of the Voting Agreements, HPS and HRMI entered into the Merger Agreement, pursuant to which, among other matters and subject to the terms and conditions set forth in the Merger Agreement, HRMI will merge with and into Subcorp. Consummation of the Merger is subject to certain conditions, including: (i) receipt of the approval of the Merger Agreement by the holders of a majority of the outstanding shares of HRMI Common Stock; (ii) expiration or termination of all waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) registration of the HPS Common Shares to be issued in the Merger under the Securities Act of 1933, as amended; (iv) receipt of an opinion of counsel as to the tax-free nature of certain aspects of the Merger; and (v) satisfaction of
certain other conditions.   Pursuant to the Merger Agreement, (a) the officers
of the surviving corporation in the Merger will be the officers of Subcorp, (b) the directors of the surviving corporation in the Merger will be the directors of Subcorp, and thereafter, HPS will have the authority to determine the officers and directors of HRMI. At the effective time of the Merger, the Certificate of Incorporation and By-laws of Subcorp as in effect immediately prior to the effective time shall be the Certificate of Incorporation and By-laws of the surviving corporation. If the Merger is consummated, HRMI will become a wholly-owned subsidiary of HPS and the HRMI Common Stock will be delisted from the Nasdaq National Market and deregistered under Section 12 of the Securities Exchange Act of 1934, as amended.

         A copy of the Merger Agreement is included as Exhibit 2.1 to this
Schedule 13D and is incorporated herein by this reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to such exhibit.

         Other than as described above, HPS has no plans or proposals which relate to, or may result in, any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although HPS reserves the right to develop such plans).

CUSIP No.: 421935107                                            Page 5 of 10



         Item 5.   Interest in Securities of Issuer.

         As a result of the Voting Agreements, HPS may be deemed to be the beneficial owner of 850,462 shares of Common Stock of HRMI, which would represent approximately 20.3% of the shares of Common Stock (based on the number of shares of Common Stock outstanding on September 12, 1996, as set forth in the Merger Agreement).

         The shares of Common Stock described herein are subject to the Voting Agreements. Nothing herein shall be deemed to be an admission by HPS as to the beneficial ownership of any shares of Common Stock, and HPS disclaims beneficial ownership of all shares of Common Stock of HRMI which may be voted under the Voting Agreements.

         To the best of HPS's knowledge, no executive officer or director of HPS beneficially owns any shares of HRMI Common Stock, nor have any transactions in HRMI Common Stock been effected during the past 60 days by HPS or, to the best knowledge of HPS, by any executive officer or director of HPS. In addition, no other person, other than those listed in Annex II, is known by HPS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except for the Merger Agreement and the Voting Agreements, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         Item 7.   Material to be Filed as Exhibits.

         The following exhibits are filed as part of this Schedule 13D:

         Exhibit 2.1  --     Merger Agreement.

         Exhibit 99.1 --     Form of Support/Voting Agreement.



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CUSIP No.: 421935107                                            Page 6 of 10


                                    Annex I

                        Directors and Executive Officers

         Set forth below are the name and present principal occupation of each director and executive officer of HealthPlan Services Corporation as of September 12, 1996. The business address of each such director and executive officer is c/o HealthPlan Services Corporation, 3501 Frontage Road, Tampa, FL 33607.

Name                              Principal Occupation

Directors of HPS:

William L. Bennett                Chairman of the Board of HealthPlan
                                  Services Corporation

Joseph  A. Califano, Jr.          Chairman and President of The
                                  Center On Addiction & Substance Abuse
                                  at Columbia University

James F. Carlin                   Chairman of Carlin Consolidated,
                                  Inc., a general Management
                                  consulting company

Joseph S. DiMartino               Chairman of the Board of Noel Group, Inc.

John R. Gunn                      Executive Vice President & Chief
                                  Operating Officer of Memorial Sloan-
                                  Kettering Cancer Center

Charles H. Guy, Jr.               President, Guy Corporate Partners,
                                  Inc., a private company that invests
                                  in emerging closely-held businesses

Nancy Kane, Ph.D.                 Harvard School of Public Health
                                  Faculty, Department of Health Policy
                                  & Management

James K. Murray, Jr.              President, HealthPlan Services
                                  Corporation

David Nierenberg                  President of Nierenberg Investment
                                  Management Co., Inc., an investment
                                  management company

James G. Niven                    Managing Director, Burson-
                                  Marsteller

Samuel Pryor IV                   Managing Director, Noel Group, Inc.



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CUSIP No.: 421935107                                               Page 7 of 10


Trevor G. Smith                   President, Reveley Resources, Inc., a consulting and
                                  health-care investment management firm

Holyoke L. Whitney                President and Chairman of The Whitney Group Limited,
                                  a general investment business, and Chairman of
                                  Atlantic AquaFoods, Inc., a business involved in
                                  aquaculture and the marketing of lobster

Executive Officers of HPS
(that are not directors):

Richard M. Bresee                 Executive Vice President -- Health
                                  Care Alliances, and COO -- Health Care
                                  Alliances

Craig H. Cassady                  Executive Vice President -- Sales

Timothy T. Clifford               Chairman and CEO, Consolidated Group, and
                                  COO -- Small Group Businesses

Phillip S. Dingle                 Senior Vice President and General Counsel

Claudia N. Griffiths              Executive Vice President --Health
                                  Care and Information Products

Steven V. Hulslander              Executive Vice President -- Human
                                  Resources and Chief Information
                                  Officer

George E. Lucco                   Executive Vice President -- ASO and
                                  Large Group

James K. Murray, III              Executive Vice President and Chief
                                  Financial Officer

Robert R. Parker                  Chairman and CEO, Harrington Services
                                  Corporation, and COO -- Large Group
                                  Businesses

Gary L. Raeckers                  Executive Vice President -- TNE and
                                  Acquisitions, and COO -- TNE



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CUSIP No.: 421935107                                     Page 8 of 10


                                    ANNEX II

                  Persons Executing Support/Voting Agreements


         Gary T. McIlroy, M.D.

         Marlene Travis

         Thomas P. Clark




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CUSIP No.: 421935107                                            Page 9 of 10



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                      HealthPlan Services Corporation


                                      By: /s/    James K. Murray, III
                                          -----------------------------------
                                          Name:  James K. Murray, III
                                          Title: Executive Vice President and
                                                 Chief Financial Officer





Date:  September 23, 1996





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CUSIP No.: 421935107                                              Page 10 of 10



                               INDEX TO EXHIBITS


     EXHIBIT
       NO.              DESCRIPTION
     -------            -----------
         2.1     Plan and Agreement of Merger

         99.1    Form of Support/Voting Agreement